Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Rockwell Medical, Inc. and Subsidiary on Form S-3 of our reports dated March 7, 2014 on the consolidated financial statements and related financial statement schedule of Rockwell Medical, Inc. and Subsidiary as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, appearing in the Annual Report on Form 10-K of Rockwell Medical, Inc. and Subsidiary for the year ended December 31, 2013 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan
November 19, 2014